STANSBURY HOLDINGS CORPORATION
20 Battle Ridge Pl.
Atlanta, Georgia 30342
404 845-0473
FAX 404 845-0698

                                  June 18, 1997

VIA TELECOPIER

Dr. Martin Peskin
113 83rd Street
Virginia Beach, VA 23451

         Re:  STANSBURY HOLDINGS CORPORATION

Dear Dr. Peskin:

         This is to submit my resignation as a director and as president of Stansbury Holdings Corporation. Since I disagree with Stansbury's present operations, policies and practices as set forth below, I am furnishing you with this letter to be attached, as required by Item 6(c) of Form 8-K reporting my resignation.

         My disagreements are as follows:

         1. The Board has failed to address the issue of whether, on the basis of the reports received from the Company's mining experts, the $34,000,000 valuation of the mineral deposits of the Hamilton Property should be completely or substantially written down in light of the mining experts recommendation that the development be deferred;

         2. The Board has failed to address the concerns raised by legal counsel regarding the activities of Mr. Brian McCarty and Sean Healy.

         3. The Board refused to act on my nomination to the Board of two eminently experienced mining executives who are alumni of W.R. Grace's vermiculite mining operations, with one of them to serve as CEO, and eventually President, and the other as Project Manager of the Elk Gulch mining site;

         4. The Board has refused to authorize me and Mr. Jack Wolter, the CEO-director-designee, to continue our attempt to negotiate an acquisition of the vermiculite mine and mill at the Elk Gulch sites at Dillon, Montana;


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         5. The Board has refused to instruct you to close the unauthorized corporate bank account you opened in March and to direct all future funds through a bank account under my control as President of Stansbury.

         6. Since the above issues arose, you and the other director, Dr. Pomeranz, and outsiders Mr. Brian McCarty and Mr. Sean Healy have failed to keep me informed as to your activities regarding the Company and have refused to place corporate funds under my control so that I can pay the Company's creditors, including its professionals.

         7. The Board has ignored the recommendations of counsel that the lawsuits filed against the Company by Mr. Samani and Mr. DeRosa, Mr. Simon Grant-Rennick and Mr. Mike LaFleur be settled.

         8. The Board has failed to heed the warning from the Insurance Commissioner of the State of Utah that, acting as Receiver for Mr. Robert Murton's insolvent insurance companies, he will foreclose on the Company's mineral claims in Hamilton, Montana (on which the Insurance Commissioner has a first mortgage) in light of the current instability on the Board; and

         9. You have failed to set a date for the Shareholders Meeting which I had called for to resolve the current division of the Board.

         Gentlemen, you have made it impossible for me to function as president and you have failed to keep faith with the Shareholders Committee whose elected representatives on the Board put you in your current position. I am the last member of the current Board who has been elected by the Company's Shareholders.

         While serving on the Board, you have had no verifiable involvement in Company affairs; never personally attended a Board meeting; never raised money for the Company; never traveled for the Company; developed no expertise in the Company's business; never attended any of the meetings with the mining experts or participated in their consultations; never travelled to Philadelphia to meet with corporate counsel; and you've never been to Salt Lake City to meet with the Company's in-house accountant, it's auditors or the Utah Insurance Commissioner and staff and their attorneys.

         In the two and a half years I've served the Company, I've have met all of those necessary responsibilities - more than once. Given the record of your tenure as Board members, it would appear that you and Dr. Pomeranz are simply fronts for McCarty and Healy - despite that fact that counsel has warned you about the possible personal exposure.

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         Be assured that I intend to keep faith with the shareholders, especially the Committee Members who have loaned money to the Company. In particular, I will pursue a Shareholder Meeting to elect new directors and to take such other actions as may properly come before a Shareholder Meeting.

         Pursuant to Item 6(b) of Form 8-K please furnish me with a copy of the Company's prepared 8-K so that I may exercise my right to include a statement presenting my views, if necessary.

                                                      Very truly yours,

                                                      Donald S. Sanford

DSS:em

cc:  via telecopier

     Mr. Dennis Olle, Esq.
     Mr. Edward Stanojev, Jr.